EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2017 Financial Results and Provides Third Quarter 2017 Guidance

 Company Meets Q2 2017 Revenue and GAAP EPS Guidance, and Exceeds Gross Margin Guidance

Provides Q3 2017 Guidance Revenue to Increase 23.0% to 30.0% Sequentially, Gross Margin to be Up 1% Sequentially, and GAAP EPS to be 1.3 to 2.5 Cents and Non-GAAP EPS to be 3.0 to 4.2 Cents

  Net revenue for the second quarter decreased 2.2% sequentially to $151.7 million, in-line with the Company’s guidance.
  Gross margin for the second quarter came in at 23.8%, up 70 bps sequentially due to a more favorable product mix, exceeding the Company’s guidance.
  In the second quarter of 2017, small and medium-sized driver ICs accounted for 46.1% of total sales, large panel driver ICs accounted for 34.4% of total sale, and non-driver products accounted for 19.5% of total sales.
  Q2 2017 GAAP net loss was $0.6 million, or 0.4 cents per diluted ADS, in line with the Company’s guidance of -1.0 to 0.0 cents.
  Company expects strong 2H17, remains positive on its 2017 and long term business outlook.
  Major ramp of the Company’s WLO capacity already started and will accelerate to contribute to its top and bottom lines growth for the remainder of 2017 and beyond.
  Company plans to kick-start the phase II capital expansion beyond the current $80 million budget much sooner than expected to fulfill strong customer demand for its 3D sensing product lines for the next 2-3 years.

TAINAN, Taiwan, Aug. 03, 2017 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the second quarter ended June 30, 2017.

Himax recorded net revenues of $151.7 million with a gross margin of 23.8% and GAAP loss per diluted ADS was 0.4 cents in the second quarter. Revenue and GAAP loss per diluted ADS were within the Company’s guidance while gross margin exceeded the guidance previously issued as of May 11th. “The second quarter revenues of $151.7 million represented a decrease of 2.2% sequentially and a decrease of 24.5% year-over-year. Despite the decline in the first half in our business, we expect a strong recovery in driver ICs segment and exciting opportunities in the non-driver segments over the remainder of 2017 and beyond. We believe our overall financial performance will be resilient,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

Mr. Wu said, “We have refreshed our product roadmap and delivered better product cost to our existing and newly added customers in the large display driver IC segment. Moreover, sales into smartphones already rebounded in June as customers have started to replenish inventories for new product release. Our FHD+ solutions for 18:9 displays and TDDI have drawn tremendous interests from top tier brands, not to mention that our discrete touch panel controller ICs and driver ICs for automotive applications continue to grow strongly in the small-and-medium display driver segment. Last but not the least, we have delivered AMOLED product samples to some customers in the second quarter.” Mr. Wu continued, “Judging by the on-going design-in activities and schedules of mass shipment for key projects across all product lines, we have high confidence that our display driver IC business will resume strong growth momentum in the second half.“

“We are also optimistic about the growth prospects for our non-driver business, most notably with our industry leading structure light integrated solution for 3D sensing and WLO. Our 3D sensing solution consists of several critical in-house technologies, including advanced optics utilizing our world leading WLO technology, laser driver IC, high precision active alignment for the projector assembly, high performance near-infrared CMOS image sensor and an ASIC chip for 3D depth map generation. These building blocks enable us to react quickly and tailor our solutions to customers’ specific needs. While we prefer to offer a total solution, we can also provide those critical in-house technologies individually to select customers so as to best accommodate their specific needs. We are in close collaboration with select leading smartphone makers and partners, aiming to bring our total solution to mass production as early as early 2018 to meet our top-tier customers' aggressive launch timetables. 3D sensing total solution represents a very high entry barrier for potential competition and much higher ASP for Himax. By the time we start shipping our total solutions, it will contribute greatly to our revenue and profit, and consequently a more favorable product mix for us,” said Mr. Wu.

“In the last earnings call, we reported that this year’s capex will be significantly higher than usual. We also reported the urgent addition of new WLO capacity to meet the rush demand of a certain customer. This new capacity is located in our existing headquarters in which we retrofitted space to make room for the new equipment. The project is going smoothly as planned. A major ramp of the new WLO capacity has already started at the beginning of the third quarter and will accelerate throughout the remainder of 2017 and beyond,” Mr. Wu continued.

Advanced wafer-level optics (WLO) is one of the key technologies enabling 3D sensing, which is the top priority of Himax’s WLO business. Mr. Wu said, “Leveraging on our exceptional design know-how and mass production experience in WLO technology, we are able to produce the world’s most compact optics required of 3D sensing while achieving superior performance. In addition to 3D sensing, we also have ongoing collaborations with customers in developing light-guide for AR glasses and micro displays using our WLO technology.”

Mr. Wu further said, “For the other major capex project of this year, we reported the construction of a new building is going well and everything is proceeding according to schedule. The new building, located near our current headquarters, will house additional 8” glass WLO capacity and provide the extra office space we desperately need. The new building will be completed and ready for personnel and equipment move-in by the end of 2017 or early 2018. Its timely completion is particularly critical for our 3D sensing total solution business as it will house the new WLO capacity needed for multiple smartphone customers.”

“Judging from our customers’ enthusiasm, we are planning to kick-start the phase II capital expansion beyond the phase I’s $80 million mark that we announced earlier much sooner than expected in order to fulfill the strong 3D sensing demand for the next 2-3 years. The phase II capacity will still be located in the new building, which has sufficient room to house capacity much in excess of the phase II expansion. We expect the phase II investment to provide a handsome return and will entrench Himax as top tier customers’ 3D sensing go-to supplier for our leading technology and reliable capacity support in this up and coming industry with tremendous growth potential,” said Mr. Wu.

With regards to CMOS Image Sensor, Himax said its NIR sensor is a critical part in its structured light 3D sensing total solution. Its NIR sensors deliver superior quantum efficiency in the NIR range, especially over 940nm band which is critical for outdoor applications. On the LCOS product line, in addition to AR application, Himax said it’s making great progress in developing high-end head-up-display for automotive applications.

Second Quarter 2017 Revenue Breakdowns by Product Line

The second quarter revenues of $151.7 million represented a decrease of 2.2% sequentially, and 24.5% year-over-year. Revenue from large panel display drivers was $52.1 million, down 12% sequentially, and down 22.8% year-over-year. Large panel driver ICs accounted for 34.4% of the Company’s total revenues for the second quarter, compared to 38.2% in the first quarter of 2017 and 33.6% a year ago. The decline was due to a temporary slowdown of the Company’s large size driver IC business caused by earlier misses of certain customers’ new design-in projects as Himax has reported in last quarter’s earnings call. The Company said it has overcome the engineering hiccup and business will be back on track starting the third quarter. Himax’s engineering collaboration and design-in activities with large panel customers across China, Taiwan and Korea all remain robust in spite of the lukewarm sales in the first half of 2017. Himax expects such activities will lead to future rebound in sales growth momentum.

Revenue for small and medium-sized drivers was $70.0 million, up 5.1% sequentially and down 22.7% from the same period last year. Driver ICs for small and medium-sized applications accounted for 46.1% of total sales for the second quarter, as compared to 42.9% in the first quarter of 2017 and 45.0% a year ago. Sales into smartphones increased 2.5% sequentially and down 51.5% year-over-year. The less than satisfactory result in the second quarter was caused mainly by weak sentiment in the China market since most brands were preparing for new models based on 18:9 displays, and therefore turned cautious in building inventory for legacy 16:9 displays. In addition, Himax’s sales were affected by the shrinking addressable market for pure TFT-LCD driver ICs, a portion of which is being replaced by TDDI and AMOLED technologies as the Company indicated in the previous earnings calls. As Chinese OEM customers began to replenish inventory for the new release in the second half, Himax has seen strong recovery in third quarter.

Sales into automotive application increased 15.6% sequentially and 50.6% year-over-year. The Company continues to see strong momentum in this space. Sales into tablets increased around 8.0% sequentially but declined 13.7% year-over-year for weak overall market demand in the product segment.

Revenues from non-driver businesses were $29.6 million, up 0.9% sequentially and down 31.1% versus last year. Non-driver products accounted for 19.5% of total revenues, as compared to 18.9% in the first quarter of 2017 and 21.4% a year ago. The sequential increase was primarily due to NRE contribution. The year-over-year declines were due to discontinuation of LCOS and WLO shipments to one of the Company’s major AR device customers who decided to end the product’s production as Himax reported before. To a much lesser extent, lower sales of touch panel controllers and power management ICs also contributed to the year-over-year decline.

GAAP gross margin for the second quarter was 23.8%, up 70 basis points from 23.1% in the first quarter and down 230 basis points from 26.1% for the same period last year. The sequential increase was a result of a more favorable product mix and higher NRE. The year-over-year decline was primarily caused by unfavorable product mix and margin decline in the driver ICs product lines.

GAAP operating expenses were $37.1 million in the second quarter of 2017, up 8.1% from the preceding quarter and up 21.4% from a year ago. The sequential and year-over-year increases in the second quarter are in line with the operating expense budget that the Company reported in the last earnings call. The sequential increase was primarily the result of rising R&D expenses in the areas of 3D sensing, WLO, TDDI, and high-end TV. The year-over-year increase, on top of the same reasons above, was also caused by the annual merit increases. In addition, NT dollar appreciation against the US caused the Company’s salary expenses to increase around $1 million as it pays the bulk of its employee salaries in NT dollars.

GAAP operating margin for the second quarter of 2017 was -0.6%, down from 10.9% for the same period last year and down from 1.0% in the previous quarter. The sequential decline was a result of lower sales and higher expenses in the quarter and the year-over-year decrease was a result of lower sales, lower gross margin and higher expenses.

Second quarter non-GAAP operating loss was $0.4 million, or -0.3% of sales, down from 11.1% for the same period last year and down from 1.3% a quarter ago. Again, the sequential decline was a result of lower sales and higher expenses in the quarter while year-over-year decrease was caused by lower sales, lower gross margin and higher expenses.

GAAP net loss for the second quarter was $0.6 million, or 0.4 cents per diluted ADS, compared to GAAP net income of $1.4 million, or 0.8 cents per diluted ADS, in the previous quarter and GAAP net income of $19.8 million, or 11.5 cents per diluted ADS, a year ago.

Second quarter non-GAAP net loss was $0.3 million, or 0.2 cent per diluted ADS, compared to non-GAAP net income of $1.7 million last quarter and non-GAAP net income of $20.2 million the same period last year.

Balance Sheet and Cash Flow

Himax had $185.9 million of cash, cash equivalents and marketable securities as of the end of June 2017, compared to $179.3 million at the same time last year and $199.5 million a quarter ago. On top of the above cash position, restricted cash was $107.2 million at the end of the quarter, as compared to $107.4 million in the preceding quarter and down from $138.0 million a year ago. The restricted cash is mainly used to guarantee the Company’s short-term loan for the same amount. Himax continues to maintain a very strong balance sheet and remain a debt-free company.

Himax’s inventories as of June 30, 2017 were $147.7 million, little changed from $148.3 million a quarter ago and decreased from $186.7 million at the same time last year. Accounts receivable at the end of June 2017 were $163.2 million as compared to $187.9 million a year ago and $167.7 million last quarter. DSO was 96 days at the end of June 2017, as compared to 90 days a year ago and 97 days at end of the last quarter.

Net cash outflow from operating activities for the second quarter was $1.2 million as compared to an inflow of $13.1 million for the same period last year and an inflow of $5.5 million last quarter. The sequential decrease was mainly due to an income tax payment of $8.0 million and year-over-year decrease was the result of lower profitability.

The company’s second quarter’s capital expenditures were $11.9 million versus $1.7 million a year ago and $2.0 million last quarter. The second quarter capex consisted mainly of capacity expansion for WLO production lines and ongoing payment for the new buildings construction. As reported in the last few earnings calls, the Company is increasing capex right now to enlarge its WLO capacity within the current headquarters to meet certain anchor customer's strong and urgent demand. Himax is also constructing a new building to house further WLO capacity, the next generation LCOS production line, and additional office spaces. This is the Company’s phase I expansion which is $80 million as the Company announced in the last earnings call.

Share Buyback Update

As of June 30, 2017, Himax had 172.0 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.5 million.

Fiscal Year 2016 Dividend Declaration

During the second quarter, the Company declared an annual cash dividend of 24 cents per ADS, totaling $41.3 million, which will be paid out on August 14. Himax’s dividend is determined primarily by the prior year’s profitability. Himax’s decision to pay out 81.4% of last year’s net profit demonstrates the Company’s continued support for its shareholder base and strong confidence in the near term return outlook for the Company’s newly increased capex and its overall long-term growth prospect.

2017 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Ophelia Lin, internal IR Deputy Director, Mr. Ken Liu, internal IR, and Mr. Greg Falesnik, Himax’s US-based IR, will maintain corporate access for shareholders and attend future investor conferences. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Business Updates

Despite the decline in the first half in its business, Himax anticipates a strong recovery in driver ICs segment and exciting opportunities in the non-driver segments over the remainder of 2017 and beyond. The Company believes its overall financial performance will be resilient based on the developing trends that Himax sees in its businesses.

Display driver IC market
Himax has positive outlook on the growth momentum in its large display driver IC business. While the global TV shipments may experience 0.4% year-over-year decline, China's share of the global TV panel shipments is projected to reach 33% in 2017, compared to 29.5% in 2016. Being a market leader in the large display driver IC business in China, the Company will capitalize on China’s rising market share. Not only has the Company refreshed its product roadmap and delivered better product costs to its existing and newly added customers, the Company has also secured new design-wins, particularly in 4K TV, to solidify its growth for the remainder of the year.

Looking forward, 4K TV penetration is still on the rise and Chinese panel customers are still ramping new advanced generation fabs over the next few years, including a brand new Gen 8.5 fab and another Gen 8.6 during the second quarter of 2017. This will help further grow the Company’s revenue and market share in the large panel segment in 2018.

In the small and medium-sized panel segments, the Company’s driver IC sales for automotive applications have enjoyed over 30% annual growth over the last few years, well surpassing the market average. Still more panels are going into vehicles, with the number of units expected to increase from 135 million in 2016 to 200 million in 2022. Himax has successfully engaged literally all of the major automotive panel manufacturers worldwide for long-term partnerships and secured many of their key projects pipelined for the next few years.

The most significant segment in Himax’s small and medium-sized panel driver IC business is ICs used for smartphones. The Company’s customers have started to replenish inventories after the lackluster first half of the year and Himax has added more design-wins for 18:9 displays. Sales into smartphones already rebounded in June and the Company expects a strong recovery into the third and fourth quarter.

In the last earnings call, Himax management discussed how 18:9 displays are becoming a trend and how the Company expects higher TDDI penetration in smartphones going forward. Both of these trends held true and continued to accelerate in the second quarter. In order to increase the effective viewing area of the display without enlarging the overall size of the phone, new aspect ratios and bezel-less designs are essential. Most of the brands are now preparing for the change into new displays featuring the FHD+ and HD+ resolutions, which have an aspect ratio of around 18:9 to 21:9. Himax predicted this market shift and has been working hard to get itself ready for this new trend. The Company has been awarded several important projects for major brands. Many design-in activities are ongoing and the Company is already starting mass shipments for some of the projects, helping boost the third quarter revenue for the segment.

In terms of Himax’s progress in TDDI, the Company reported in the last earnings call that it made further investments into R&D and customer engineering to catch up with its customers’ requests for fast product ramps. The Company is pleased to report that its FHD+ TDDI solutions have drawn tremendous interests from tier-1 brands and most panel makers in China, Japan and Korea, primarily because its TDDI solutions enable super-slim bezels for its customers’ panel design. Himax expects its new FHD+ TDDI solutions to be a significant contributor to the Company’s revenues in the fourth quarter and beyond.

While the discrete touch panel controller IC is being quickly replaced by TDDI, the Company expects this product’s revenue will grow over 40% in the third quarter as some of the earlier design-in projects featuring Himax’s on-cell solutions started volume shipments for Chinese smartphone brands.

For AMOLED displays. The Company has joint development projects with many of the major Chinese OLED panel customers and has delivered product samples to some of them in the second quarter. With Chinese smartphone brands’ AMOLED adoption forecast to reach 18% in 2017, Chinese panel makers have committed tremendous capital to build 7 to 10 brand new OLED fabs and are driving at full speed to pull forward the mass production schedule. AMOLED is set to become mainstream in the global smartphone market in the near future with penetration potentially reaching as high as 50% by 2020. Once the Chinese panel makers start to mass produce OLED displays, Himax believes OLED driver IC will be one of the growth engines for its small panel driver IC business.

Non-Driver Product Categories
The non-driver IC business segment has been the Company’s most exciting growth area and a differentiator for Himax in the past few years. Below is some of the exciting progress the Company made in the last quarter, as well as future growth opportunities.

3D Sensing Total Solution
The Company believes 3D sensing is among the most significant new features for the next generation smartphone. The Company’s SLiM™ product line, based on structured light technology, is a state of the art total solution for 3D sensing. Himax’s goal is to provide total solutions with performance, size, power consumption and costs all suitable for smartphones and tablets. Himax offers fully integrated structure light modules, with the vast majority of the key technologies inside the module also developed and supplied by the Company. These critical in-house technologies include advanced optics utilizing the Company’s world leading WLO technology, laser driver IC, high precision active alignment for the projector assembly, high performance near-infrared CMOS image sensor and, last but not least, an ASIC chip for 3D depth map generation. The fact that all of these critical building blocks are developed in-house puts the Company in a unique position. Himax is able to react quickly and tailor its solutions to customers’ specific needs. It also represents a very high barrier of entry for any potential competition and a much higher ASP for the Company. While the Company prefers to offer a total solution, it can also provide the aforementioned individual technologies separately to select customers so as to best accommodate their specific needs.

Thanks to the Company’s absolute technology leadership, its progress made with the fully integrated structure light 3D sensing total solution module is very exciting. Himax is seeing strong demand for 3D sensing solutions from numerous tier 1 customers. The Company is in close collaboration with select leading smartphone makers and partners right now, aiming to bring its total solution to mass production as early as early 2018 to meet the customers' aggressive launch timetables. Moreover, given that the Company is offering highly integrated solutions with ASPs much higher than those of individual components, by the time the Company starts shipping its total solutions, they will be a major contributor to both Himax’s revenues and profit, and consequently create a more favorable product mix for the Company.

Furthermore, 3D sensing will be a game changing technology for a wide range of applications. The smartphone space is the Company’s current focus, however, Himax believes over time it will be a necessary feature for applications such as AR/VR, industrial, IoT, AI, automotive, robotics, military, surveillance and drones.

WLO
In the last earnings call, the Company reported that this year’s capex will be significantly higher than usual. Himax also reported the urgent addition of new WLO capacity to meet the rush demand of a certain customer. This new capacity is located in Himax’s existing headquarters in which it retrofitted space to make room for the new equipment. The Company is pleased to report that the project is going smoothly as planned. A major ramp of the new WLO capacity has already started at the beginning of the third quarter of 2017 and will accelerate throughout the remainder of 2017 and beyond.

On to other WLO business updates. Advanced wafer-level optics (WLO) is one of the key technologies enabling 3D sensing, AR devices, and many other applications. At the present time, 3D sensing is the top priority of the Company’s WLO business. Leveraging on the Company’s exceptional design know-how and mass production experience in WLO technology, the Company is able to produce the world’s most compact optics required of 3D sensing while achieving superior performance. In addition to 3D sensing, Himax also has ongoing collaborations with customers in developing light-guide for AR glasses and micro displays using its WLO technology.

New Building
Moving on to the other major capex project of this year, the construction of a new building. The progress has been good to date and everything is proceeding according to schedule. The new building, located near the Company’s current headquarters, will house additional 8” glass WLO capacity and provide the extra office space Himax desperately needs. The new building will be completed and ready for personnel and equipment move-in by the end of 2017 or early 2018. Its timely completion is particularly critical for the Company’s 3D sensing total solution business as it will house the new WLO capacity needed for multiple smartphone customers.

Phase II capex
Judging from the Company’s customers’ enthusiasm, Himax is planning to kick-start the phase II capital expansion beyond the phase I’s $80 million mark that it announced earlier much sooner than expected in order to fulfill the strong customer 3D sensing demand for the next 2-3 years. The phase II capacity will still be located in the new building. The new building has sufficient room to house capacity much in excess of the phase II expansion. The Company expects the phase II investment to provide a handsome return and will entrench Himax as top tier customers’ 3D sensing go-to supplier for its leading technology and reliable capacity support in this up and coming industry with tremendous growth potential. Among all the components of the Company’s 3D sensing total solution, the only two items requiring capital expenditure for the Company are advanced optics, utilizing the Company’s in-house WLO production line, and active alignment for which Himax has developed a state-of-the-art solution. The two items are not outsourced because they require highly differentiating manufacturing know-how and are critical factors of Himax’s competitiveness. Himax will report a phase II capex plan in due course.

CMOS Image Sensor
Himax continues to make great progress with its two machine vision sensor product lines, namely, near infrared (“NIR”) sensor and Always-on-Sensor (“AoS™”). The Company’s NIR sensor is a critical part in the structured light 3D sensing total solution. The Company’s NIR sensors’ overall performance is far ahead of those of its peers in 3D sensing applications. Himax currently offers low noise HD, or 1 megapixel, and 5.5 megapixel NIR sensors and is planning to add more to further enrich its product portfolio. Himax’s NIR sensors deliver superior quantum efficiency in the NIR range, especially over 940nm band which is critical for outdoor applications.

The Company’s AoS solutions provide super low power computer vision, which enables new applications across a wide variety of industries. The ultra-low power, always-on vision sensor is a powerful solution capable of detecting, tracking and recognizing its environment in an extremely efficient manner using just a few milliwatts of power. The Company is pleased to report that it already has one major global brand leveraging its AoS in their new high end TV models, which have already hit the market.

For the traditional human vision segments, Himax sees strong demand in notebooks and increased shipments for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others.

ASIC
One of the critical elements of Himax’s 3D sensing total solution is an ASIC for 3D depth map generation. The Company is able to develop the ASIC thanks to its unique in-house capability in developing video ASICs for customers. Equipped with the ASIC, Himax’s 3D sensing total solution can substantially reduce the power consumed while processing 3D sensing, enhance personal data security, accelerate the 3D depth map generation, and free up a smartphone’s processor for other applications. Himax views this unique capability as a significant competitive advantage. It has been and will continue to be one of the Company’s key drivers in the success of its 3D sensing total solution.

LCOS
Turning to the LCOS update. Even though the market is still in development stage, the Company continues to see heavyweight companies allocating major R&D resources and budgets in their push for AR goggle devices. Himax’s list of customers continues to expand and it now covers many of the world’s biggest tech names. In addition to AR applications, the Company is pleased to report that it is making great progress in developing high-end heads-up-displays for automotive applications. This represents a significant long term growth opportunity for Himax.

The Company’s technology leadership in this space has little competition, which is evidenced by its partnerships with tier 1 companies who have launched their AR products with Himax inside, as well as the Company’s partnerships with the world’s leading AR glasses producers.

Third Quarter 2017 Guidance

The Company is providing the following financial guidance for the third quarter of 2017:

Net Revenue:	To increase 23.0% to 30.0% sequentially
Gross Margin:	To be up 1% sequentially
GAAP EPS:	1.3 to 2.5 cents per diluted ADS, as compared to -0.4 cents reported in 2Q 2017
Non GAAP EPS(1):	3.0 to 4.2 cents per diluted ADS, as compared to -0.2 cents reported in 2Q 2017
(1) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

For the third quarter, of the three product categories, the Company expects large panel driver IC to increase around 10% quarter-over-quarter; those for small and medium-sized panels to be up by around 20% sequentially;  Non-driver IC business is expected to increase around 90% sequentially.

As the Company has done in the past, its third quarter GAAP earnings per diluted ADS guidance has taken into account its expected 2017 grant of restricted share units, or RSUs, to Himax’s team at the end of September. The 2017 RSUs, subject to its Board approval, is now assumed to be around $3.0 million, almost all of which, or 1.5 cents per diluted ADS, will be vested and expensed immediately on September 30th, the grant date. In comparison, the 2016 RSUs totaled $12.0 million, out of which $9.2 million, or 4.3 cents per diluted ADS, was vested immediately. The grant of RSUs would lead to higher third quarter GAAP operating expenses compared to the other quarters of the year.

HIMAX TECHNOLOGIES SECOND QUARTER 2017 EARNINGS CONFERENCE CALL

DATE:	Thursday, August 3, 2017
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID	48224812
WEBCAST:	http://edge.media-server.com/m/p/v9strux6

A replay of the call will be available beginning two hours after the call through 11:59 p.m. U.S. EDT on August 10, 2017 (11:59 a.m. Taiwan time, August 11, 2017) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (U.S. Domestic) or +1 (404) 537-3406 (International). The conference ID number is 48224812. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through August 2, 2018.

About Himax Technologies, Inc.
Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D depth scanning and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 3,000 patents granted and 404 patents pending approval worldwide as of June 30th, 2017. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2016 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
 www.himax.com.tw

Ken Liu, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22513
Fax: +886-2-2314-0877
Email: ken_liu@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Greg Falesnik, Managing Director
MZ North America
Tel: +1-212-301-7130
Email: greg.falesnik@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2017	2016	2017

Revenues	$151,730	$201,074	$155,210

Costs and expenses:
Cost of revenues	115,556	148,596	119,309
Research and development	27,921	21,803	25,331
General and administrative	4,552	4,814	4,633
Sales and marketing	4,641	3,962	4,364
Total costs and expenses	152,670	179,175	153,637

Operating income (loss)	(940)	21,899	1,573

Non operating income (loss):
Interest income	619	329	543
Dividend income	-	700	-
Gains (losses) on sale of securities, net	37	(49)	70
Equity in losses of equity method investees	(697)	(198)	(134)
Foreign currency exchange gains (losses), net	(27)	182	(1,033)
Interest expense	(113)	(190)	(137)
Other income (losses), net	(41)	1	48
	(222)	775	(643)
Earnings (loss) before income taxes	(1,162)	22,674	930
Income tax expense (benefit)	(179)	3,401	121
Net income (loss)	(983)	19,273	809
Net loss attributable to noncontrolling interests	354	514	554
Net income (loss) attributable to Himax Technologies, Inc. stockholders	$(629)	$19,787	$1,363

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.004)	$0.115	$0.008
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.004)	$0.115	$0.008

Basic Weighted Average Outstanding ADS	172,399	172,303	172,399
Diluted Weighted Average Outstanding ADS	172,462	172,385	172,424

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Six Months Ended June 30,
	2017	2016

Revenues	$306,940	$381,393

Costs and expenses:
Cost of revenues	234,865	281,740
Research and development	53,252	45,205
General and administrative	9,185	9,395
Sales and marketing	9,005	7,975
Total costs and expenses	306,307	344,315

Operating income	633	37,078

Non operating income (loss):
Interest income	1,162	558
Dividend income	-	700
Gains (losses) on sale of securities, net	107	(90)
Equity in losses of equity method investees	(831)	(359)
Foreign currency exchange losses, net	(1,060)	(33)
Interest expense	(250)	(369)
Other income (losses), net	7	(9)
	(865)	398
Earnings (loss) before income taxes	(232)	37,476
Income tax expense (benefit)	(58)	5,621
Net income (loss)	(174)	31,855
Net loss attributable to noncontrolling interests	908	1,020
Net income attributable to Himax Technologies, Inc. stockholders	$734	$32,875

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.004	$0.191
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.004	$0.191

Basic Weighted Average Outstanding ADS	172,399	172,303
Diluted Weighted Average Outstanding ADS	172,444	172,370

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended June 30,		Three Months Ended March 31,
	2017	2016	2017
Share-based compensation
Cost of revenues	$25	$27	$25
Research and development	137	160	137
General and administrative	69	70	69
Sales and marketing	24	20	23
Income tax benefit	(43)	(47)	(42)
Total	$212	$230	$212

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$246	$246	$246
Income tax benefit	(98)	(98)	(99)
Total	$148	$148	$147

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Six Months Ended June 30,
	2017	2016
Share-based compensation
Cost of revenues	$50	$53
Research and development	274	321
General and administrative	138	140
Sales and marketing	47	40
Income tax benefit	(85)	(95)
Total	$424	$459

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$492	$492
Income tax benefit	(197)	(197)
Total	$295	$295

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	June 30, 2017	March 31, 2017	June 30, 2016
Assets
Current assets:
Cash and cash equivalents	$177,206	$190,345	$164,423
Investments in marketable securities available-for-sale	8,663	9,111	14,917
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	163,243	167,681	187,925
Inventories	147,680	148,260	186,655
Deferred income taxes	-	-	3,361
Restricted cash, cash equivalents and marketable securities	107,201	107,414	138,000
Other receivables from related party	4,150	5,650	1,000
Prepaid expenses and other current assets	12,329	14,794	19,356
Total current assets	620,472	643,255	715,637
Investment in non-marketable equity securities	12,242	12,242	10,780
Equity method investments	4,055	2,235	3,277
Property, plant and equipment, net	57,813	47,738	51,056
Deferred income taxes	6,671	6,597	1,074
Goodwill	28,138	28,138	28,138
Other intangible assets, net	2,675	2,922	3,665
Restricted marketable securities	460	132	124
Other assets	1,478	1,778	1,517
	113,532	101,782	99,631
Total assets	$734,004	$745,037	$815,268
Liabilities, redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$107,000	$107,000	$138,000
Accounts payable	113,670	115,941	151,842
Accounts payable to related party	-	1,098	-
Income taxes payable	7,778	15,632	11,695
Deferred income taxes	-	-	140
Other accrued expenses and other current liabilities	71,062	28,524	54,729
Total current liabilities	299,510	268,195	356,406
Other liabilities	3,191	3,680	3,783
Total liabilities	302,701	271,875	360,189

Redeemable noncontrolling interest	3,656	3,656	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 344,007,418 shares, 344,007,418 shares and 343,815,424 shares outstanding at June 30, 2017, March 31, 2017 and June 30, 2016, respectively	107,010	107,010	107,010
Additional paid-in capital	106,837	106,591	105,881
Treasury shares, at cost, 12,692,064 shares, 12,692,064 shares and 12,884,058 shares at June 30, 2017, March 31, 2017 and June 30, 2016, respectively	(9,020)	(9,020)	(9,157)
Accumulated other comprehensive loss	(2,041)	(2,207)	(1,897)
Unappropriated retained earnings	225,312	267,228	247,902
Himax Technologies, Inc. stockholders’ equity	428,098	469,602	449,739
Noncontrolling interests	(451)	(96)	1,684
Total equity	427,647	469,506	451,423
Total liabilities, redeemable noncontrolling interest and equity	$734,004	$745,037	$815,268

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2017	2016	2017

Cash flows from operating activities:
Net income (loss)	$(983)	$19,273	$809
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,471	3,465	3,439
Share-based compensation expenses	255	277	254
Gain on disposals of property and equipment	---	---	(28)
Loss (gain) on disposals of marketable securities, net	(37)	49	(70)
Equity in losses of equity method investees	697	198	134
Deferred income tax benefit	(50)	(86)	(490)
Inventories write downs	2,487	3,186	3,047
Changes in:
Accounts receivable	4,482	(14,975)	23,349
Inventories	(1,907)	(7,027)	(1,559)
Prepaid expenses and other current assets	1,898	296	(1,380)
Accounts payable	(2,271)	13,180	(26,328)
Accounts payable to related party	(1,098)	---	522
Income taxes payable	(7,854)	(3,082)	1,482
Other accrued expenses and other current liabilities	182	(1,669)	1,836
Other liabilities	(507)	7	443
Net cash provided by (used in) operating activities	(1,235)	13,092	5,460

Cash flows from investing activities:
Purchases of property, plant and equipment	(11,919)	(1,680)	(2,009)
Proceeds from disposals of property and equipment	---	---	28
Purchases of available-for-sale marketable securities	(15,979)	(10,552)	(5,101)
Proceeds from disposals of available-for-sale marketable securities	16,497	12,831	6,520
Proceeds from capital reduction of investment	---	431	---
Purchase of equity method investment	(2,230)	---	---
Proceeds from (repayments of) refundable deposits, net	284	394	(310)
Releases (pledges) of restricted marketable securities	(115)	451	(222)
Cash paid for loan made to related party	---	(1,000)	---
Cash received for loan made to related party	1,500	---	1,500
Net cash provided by (used in) investing activities	(11,962)	875	406

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,			Three Months Ended March 31,
	2017		2016	2017
Cash flows from financing activities:
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	$	---	$1	$4
Purchases of subsidiary shares from noncontrolling interests		(1)	---	---
Releases of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)		---	42,000	31,000
Proceeds from short-term debt		27,000	49,000	27,161
Repayments of short-term debt		(27,000)	(91,000)	(58,161)
Net cash provided by (used in) financing activities		(1)	1	4
Effect of foreign currency exchange rate changes on cash and cash equivalents		59	(66)	23
Net increase (decrease) in cash and cash equivalents		(13,139)	13,902	5,893
Cash and cash equivalents at beginning of period		190,345	150,521	184,452
Cash and cash equivalents at end of period		$177,206	$164,423	$190,345

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest		$113	$182	$137
Income taxes		$7,986	$6,591	$53

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment		$13,292	$1,638	$2,733
Decrease (increase) in payable for purchases of equipment and asset retirement obligations		(1,373)	42	(724)
Cash paid		$11,919	$1,680	$2,009

Supplemental disclosures of non-cash investing and financing activities:
Dividend payable		$41,281	$22,348	$ ---

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2017	2016

Cash flows from operating activities:
Net income (loss)	$(174)	$31,855
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,910	6,915
Share-based compensation expenses	509	554
Gain on disposals of property and equipment	(28)	---
Loss (gain) on disposals of marketable securities, net	(107)	90
Equity in losses of equity method investees	831	359
Deferred income tax benefit	(540)	(265)
Inventories write downs	5,534	5,896
Changes in:
Accounts receivable	27,831	(10,776)
Inventories	(3,466)	(21,177)
Prepaid expenses and other current assets	518	(332)
Accounts payable	(28,599)	27,420
Accounts payable to related party	(576)	---
Income taxes payable	(6,372)	(431)
Other accrued expenses and other current liabilities	2,018	(5,508)
Other liabilities	(64)	(3)
Net cash provided by operating activities	4,225	34,597

Cash flows from investing activities:
Purchases of property, plant and equipment	(13,928)	(3,882)
Proceeds from disposals of property and equipment	28	---
Purchases of available-for-sale marketable securities	(21,080)	(17,148)
Proceeds from disposals of available-for-sale marketable securities	23,017	20,799
Proceeds from capital reduction of investment	---	431
Purchase of equity method investment	(2,230)	---
Proceeds from (repayments of) refundable deposits, net	(26)	400
Releases (pledges) of restricted marketable securities	(337)	439
Cash paid for loan made to related party	---	(1,000)
Cash received for loan made to related party	3,000	---
Net cash provided by (used in) investing activities	(11,556)	39

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2017	2016
Cash flows from financing activities:
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	$4	$1
Purchases of subsidiary shares from noncontrolling interests	(1)	(1)
Releases of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	31,000	42,000
Proceeds from short-term debt	54,161	110,000
Repayments of short-term debt	(85,161)	(152,000)
Net cash provided by financing activities	3	---
Effect of foreign currency exchange rate changes on cash and cash equivalents	82	(42)
Net increase (decrease) in cash and cash equivalents	(7,246)	34,594
Cash and cash equivalents at beginning of period	184,452	129,829
Cash and cash equivalents at end of period	$177,206	$164,423

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$250	$369
Income taxes	$8,039	$6,662

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment	$16,025	$3,026
Decrease (increase) in payable for purchases of equipment and asset retirement obligations	(2,097)	856
Cash paid	$13,928	$3,882

Supplemental disclosures of non-cash investing and financing activities:
Dividend payable	$41,281	$22,348

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended June 30,		Three Months Ended March 31,
	2017	2016	2017
Revenues	$151,730	$201,074	$155,210
Gross profit	36,174	52,478	35,901
Add: Share-based compensation – cost of revenues	25	27	25
Gross profit excluding share-based compensation	36,199	52,505	35,926
Gross margin excluding share-based compensation	23.9%	26.1%	23.1%
Operating income (loss)	(940)	21,899	1,573
Add: Share-based compensation	255	277	254
Operating income (loss) excluding share-based compensation	(685)	22,176	1,827
Add: Acquisition-related charges –intangible assets amortization	246	246	246
Operating income (loss) excluding share-based compensation and acquisition-related charges	(439)	22,422	2,073
Operating margin excluding share-based compensation and acquisition-related charges	(0.3%)	11.1%	1.3%
Net income (loss) attributable to Himax Technologies, Inc. stockholders	(629)	19,787	1,363
Add: Share-based compensation, net of tax	212	230	212
Add: Acquisition-related charges, net of tax	148	148	147
Net income (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(269)	20,165	1,722
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(0.2%)	10.0%	1.1%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc. Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule (Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Six Months Ended June 30,
	2017	2016
Revenues	$306,940	$381,393
Gross profit	72,075	99,653
Add: Share-based compensation – Cost of revenues	50	53
Gross profit excluding share-based compensation	72,125	99,706
Gross margin excluding share-based compensation	23.5%	26.1%
Operating income	633	37,078
Add: Share-based compensation	509	554
Operating income excluding share-based compensation	1,142	37,632
Add: Acquisition-related charges –Intangible assets amortization	492	492
Operating income excluding share-based compensation and acquisition-related charges	1,634	38,124
Operating margin excluding share-based compensation and acquisition-related charges	0.5%	10.0%
Net income attributable to Himax Technologies, Inc. stockholders	734	32,875
Add: Share-based compensation, net of tax	424	459
Add: Acquisition-related charges, net of tax	295	295
Net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	1,453	33,629
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	0.5%	8.8%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings (loss) Per ADS Attributable to Himax Technologies, Inc. stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
	Three Months Ended June 30,	Six Months Ended June 30,
	2017	2017
Diluted GAAP earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	($0.004)	$0.004
Add: Share-based compensation per ADS	$0.001	$0.002
Add: Acquisition-related charges per ADS	$0.001	$0.002

Diluted non-GAAP earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	($0.002)	$0.008

Numbers do not add up due to rounding